UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ______)*

Endwave Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A206

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 29264A206

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward A. Keible, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power
Number of Shares		597,285[1]
Beneficially Owned by	6.	Shared Voting Power 105,328
Each Reporting	7.	Sole Dispositive Power 597,285[1]
Person With:	8.	Shared Dispositive Power 105,328

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 702,613[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

1 Includes 598,014 shares issuable upon exercise of options exercisable within 60 days.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: Endwave Corporation

(b)	Address of Issuer’s Principal Executive Offices: 776 Palomar Ave., Sunnyvale, CA 94085

Item 2.

(a)	Name of Person Filing: Edward A. Keible, Jr.

(b)	Address of Principal Business Office or, if none, Residence: c/o Endwave Corporation 776 Palomar Ave., Sunnyvale, CA 94085

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 29264A206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 707,613[1]

(b)	Percent of Class: 7.1%

(c)	Number of shares as to which the person has:
(i)     Sole power to vote or to direct the vote: 597,285[1]
(ii)    Shared power to vote or to direct the vote: 105,328
(iii)   Sole power to dispose or to direct the disposition of: 597,285[1]
(iv) Shared power to dispose or to direct the disposition of: 105,328

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

1 Includes 589,014 shares issuable upon exercise of options exercisable within 60 days.

Page 3 of 4 pages

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of a Group Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2004
Date

/s/ Edward A. Keible, Jr.
Signature

Edward A. Keible, Jr.
Name/Title